Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 21, 2021

Mr. Ronald (Ron) E. Alper Division of Corporation Finance Office of Real Estate & Construction U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	NewHold Investment Corp. II Registration Statement on Form S-1 Submitted March 24, 2021 CIK No. 333-254667

Dear Mr. Alper:

On behalf of our client, NewHold Investment Corp. II (the “Company”), we hereby provide a response to the comments issued in a letter dated April 20, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, an amended draft Registration Statement is being submitted publicly to accompany this response letter (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Ronald (Ron) E. Alper June 21, 2021 Page 2

Registration Statement on Form S-1 filed March 24, 2021

Risk Factors

Since our sponsor, officers and directors will lose their entire investment in us . . ., page 48

1.	You describe conflicts of interest on page 48 in circumstances where the founder shares become worthless without an initial business combination. Please also disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor and officers and directors acquired 20% of your common stock for approximately $0.005 per share and the offering is for $10.00 per unit, the officers and directors could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and in other appropriate locations accordingly.

Response: The Company has revised the disclosures on pages 48, 79, and 111 of the Amended S-1 accordingly.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations